  Exhibit 99.2
SANDSTORM GOLD LTD.
(the “Company”)

REPORT ON VOTING RESULTS
(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Friday, June 7, 2019. All matters placed before the shareholders for consideration were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

	FOR	AGAINST
1. To fix the number of Directors at seven (7).	77,038,925 (99.73%)	206,559 (0.27%)	Carried

2. Election of Directors:	FOR	WITHHELD
Nolan Watson	76,855,018 (99.49%)	390,467 (0.51%)	Carried
David Awram	76,267,272 (98.73%)	978,213 (1.27%)	Carried
David E. De Witt	76,456,584 (98.98%)	788,901 (1.02%)	Carried
Andrew T. Swarthout	76,451,901 (98.97%)	793,584 (1.03%)	Carried
John P.A. Budreski	75,272,888 (97.45%)	1,972,597 (2.55%)	Carried
Mary L. Little	76,504,220 (99.04%)	741,265 (0.96%)	Carried
Vera Kobalia	75,354,185 (97.55%)	1,891,300 (2.45%)	Carried

	FOR	WITHHELD
3. Appointment of Auditors: Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	117,855,197 (99.14%)	1,022,749 (0.86%)	Carried

	FOR	AGAINST
4. Approval of Unallocated Stock Options under Stock Option Plan: To approve unallocated stock options under the Company’s Stock Option Plan.	72,118,646 (93.36%)	5,126,838 (6.64%)	Carried

	FOR	AGAINST
5. Approval of Amendments to Restricted Share Plan: To approve: (a) certain amendments to the Company’s Restricted Share Plan, including increasing the maximum number of shares which may be reserved for issuance at any point in time to 4.5 million; and (b) unallocated Restricted Share Rights under the Restricted Share Plan, as amended from time to time.

	72,651,214 (94.05%)	4,594,271 (5.95%)	Carried
DATED at Vancouver, British Columbia, this 7th day of June, 2019.

SANDSTORM GOLD LTD.

Per:  “Christine Gregory”
Christine Gregory
Corporate Secretary